Mystique Energy, Inc.

RECEIVED
2004 APR 26 A 11:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FILE No. 82-34712
RULE 12G3-2(B) UNDER
SECURITIES EXCHANGE
ACT OF 1934

04024613

SUPPL

2004-04-13

United States Securities
And Exchange Commission
Washington, DC 20549

Dear Sir or Madam:

Please find enclosed the latest press releases for Mystique Energy, Inc. as well as the financial statements and schedules for the year ending December 31, 2003.

Should you have any questions regarding these documents please contact Savi Franz, Chief Executive Officer at 403.261.3634 ext. 221.

Regards,

MYSTIQUE ENERGY, INC.

PROCESSED
APR 28 2004
THOMSON
FINANCIAL

Wendy Irvine
Executive Assistant

dlw 4/28

900, 805 - 8 Ave SW
Calgary, AB T2P 1H7

Phone: 403.261.3634
Fax: 403.265.3348

MYSTIQUE ENERGY, INC.

News Release **APRIL 2, 2004**

For Immediate Release:

Mystique Energy, Inc. Closes $605,000 Private Placement

Calgary, Alberta -- Mystique Energy, Inc. ("Mystique") (TSX Venture: MYS) announces that the non-brokered private placement previously announced on March 15th, and the expansion of the private placement, announced on March 18th, has been fully subscribed and closed. The placement comprised 2.42 million units priced at $0.25 per unit resulting in net proceeds to Mystique of $605,000. Each unit consisted of one common share and one-half of a warrant. Each warrant will allow the holder to acquire a Mystique common share at $0.40 per share until April 1, 2006. The proceeds of this private placement will be used for working capital. All applicable documents have been filed with the TSX Venture Exchange for approval.

Mystique also announces the issuance to a director and a consultant of 150,000 options to purchase Mystique common shares at $0.25 per share.

As a result of the private placement and the issuance of options, Mystique has approximately 16.3 millions shares outstanding, 20.7 millions shares fully diluted.

Mystique has moved its offices to 900 – 805 – 8th Ave. SW, Calgary, Alberta T2P 1H7.

Based in Calgary, Mystique Energy, Inc. is involved in the exploitation and production of petroleum reserves in western Canada.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For more information, please contact:

Mr. Victor Luhowy
President & Chief Executive Officer
Mystique Energy, Inc.
Main: 403.261.3634
Fax: 403.265.3348
vic@mystiqueenergy.ca

Ms. Savi Franz
Chief Financial Officer
Mystique Energy, Inc.
Main: 403.261.3634
Fax: 403.265.3348
savi@mystiqueenergy.ca